SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Press Release

Petrobras’ Proved Reserves in 2009

Rio de Janeiro, January 14, 2010 – Petróleo Brasileiro S.A. - Petrobras, announces its proved reserves of oil, condensate and natural gas in 2009 according to the Society of Petroleum Engineers – SPE and Security and Exchange Commission – SEC criteria.

Petrobras’ Proved Reserves in 2009 (Brazil and International)

As per as ANP/SPE criteria:

On December 31st, 2009 Petrobras' Proved Reserves of oil, condensate and natural gas amounted to 14.865 billion barrels of oil equivalent (boe), a decrease of 1.5% in relation to last year figures, distributed as shown:

Proved Reserves – SPE	Volume (billion boe)%
Brazil	14.169	95
International	0.696	5
Total	14.865	100

According to the SPE Criteria, 652 million boe were incorporated into Proved Reserves in 2009 and 872 million boe were produced, resulting in a decrease of 220 million boe in relation to 2008 proved reserves (15.085 billion boe). This decrease is mainly due to Bolivian reserves exclusion from the total amount.

Proved Reserves Breakdown – SPE	Volume (billion boe)
A) Proved Reserves in December, 2008	15.085
B) 2009 Production	(0.872)
C) 2008 Bolivian Reserves + 2009 Bolivian Production	(0.279)
D) Incorporation of Proved Reserves in 2009	0.931
E) Variation (B + C + D)	(0.220)
F) Proved Reserves in December, 2009 (A + E)	14.865

According to SPE criteria, the Reserve Replacement Index (RRI) in 2009 was 75% and the Reserve/Production (R/P) ratio was 17 years.

According to SEC criteria:

On December 31st, 2009, Proved Reserves were 12.143 billion boe, representing an increase of 9% in relation to 2008, distributed as shown:

Proved Reserves – SEC Criteria	Volume	%
Brazil	11.563	95
International	0.580	5
Total	12.143	100

According to SEC criteria, 1.824 million boe were incorporated into Proved Reserves during 2009 and 872 million boe were produced, resulting in an increase of 952 million boe in relation to 2008 reserves (11.191 billion boe).

Proved Reserves Breakdown – SEC	Volume (billion boe)
A) Proved Reserves in December, 2008	11.191
B) 2009 Production	(0.872)
C) 2008 Bolivian Reserves + 2009 Bolivian Production	(0.267)
D) Incorporation of Proved Reserves in 2009	2.091
E) Variation (B + C + D)	0.952
F) Proved Reserves in December, 2009 (A + E)	12.143

According to the SEC criteria the RRI in 2009 was of 209% and the Petrobras’ Reserve/Production (R/P) ratio was 14 years.

Petrobras Proved Reserves in Brazil

According to ANP/SPE criteria:

On December 31st, 2009 the Proved Reserves of oil, condensate and natural gas in the fields under concession of Petrobras in Brazil amounted to 14.169 billion boe, representing an increase of 0.5% in relation to 2008.

Proved Reserves - SPE	Volume	%
Oil and Condensate (billion bbl)	12.056	85
Natural Gas (billion m3)	335.843	15
Oil Equivalent (billion boe)	14.169	100

During 2009, 861 million boe were incorporated into Proved Reserves, with production over the same period amounting to 785 million boe, as shown in the following table:

Proved Reserves Breakdown – SPE Criteria	Volume (billion boe)
A) Proved Reserves in December, 2008	14.093
B) 2009 Production	(0.785)
C) Incorporated as Proved Reserves in 2009	0.861
D) Annual Change (B + C)	0.076
E) Proved Reserves in December, 2009 (A + D)	14.169

For each barrel of oil equivalent produced in 2009, 1.10 boe were incorporated into Proved Reserves, resulting in a Reserve Replacement Index (RRI) of 110%. According to SPE criteria, Petrobras' Reserve/Production (R/P) ratio in Brazil was 18 years.

The highlights in 2009, in terms of Proved Reserves incorporation, were:

  Discoveries in exploratory blocks and new accumulations – Discoveries in Andorinha, Iraúna and Sanhaçu in Rio Grande do Norte and Ceará, Exploration & Production Business Unity - UN-RNCE; New accumulations in Fazenda Belém in Bahia Exploration & Production Business Unity – UN-BA; Marimbá in Campos Basin Unity – UN-BC; Uruguá in Santos Basin Unity – UN-BS; São Mateus in Espírito Santo Basin – UN-ES; Marlim Leste and Marlim Sul in Rio de Janeiro Business Unity – UN-RIO and Canto do Amaro and Serra do Mel in Rio Grande do Norte and Ceará Exploration & Production Business Unity - UN-RNCE.

  Incorporations from existing fields in 2009 via secondary recovery projects – mainly in Roncador, Marlim Sul and Marlim Leste fields in Rio de Janeiro Business Unity – UN-RIO; Papa-Terra and Xerelete in Campos Basin Unity – UN-BC; Baleia Azul and Baleia Franca in Espírito Santo Unity – UN-ES.

  The pre-salt discoveries from the Espírito Santo Basin are contributing with 182 million barrels of oil equivalent in proved reserves. The pre-salt discoveries from the Santos Basin are still under evaluation, none of them were incorporated.

According to SEC criteria:

According to SEC criteria, 2.074 billion boe were incorporated into Proved Reserves during 2009, equivalent to 2.6 times the 785 million boe produced.

Proved Reserves – SEC Criteria	Volume	%
Oil and Condensate (billion bbl)	9.919	86
Natural Gas (billion m3)	261.243	14
Oil Equivalent (billion boe)	11.563	100

On December 31, 2009, Proved Reserves in Brazil increased 13% in relation to 2008 and the Reserve Replacement Index (RRI) was 264%. Petrobras' Reserve/Production (R/P) ratio in Brazil was 15 years.

Proved Reserves Breakdown – SEC Criteria	Volume (billion boe)
A) Proved Reserves in December, 2008	10.274
B) 2009 Production	(0.785)
C) Incorporation due to 2009 oil price increase	1.074
D) Incorporation of Proved Reserves in 2009	1.000
E) Variation (B + C + D)	1.289
F) Proved Reserves in December, 2009 (A + E)	11.563

In accordance with 2009 SEC new criteria for reserves disclosure, the oil price taken in account isn’t the one of December 31st anymore, but the average oil price of the year. During 2009, Brent average price was US$ 60.2/bbl against US$ 36.55/bbl on 31/12/2008. This price increase had a positive effect of 1.074 billion boe in the incorporation of Proved Reserves.

The main differences between SEC and ANP/SPE criteria, are due to the different assumptions used (oil price, concession term and gas reserves) and the non-booking of projects in the initial stage of production development in the Company accounts.

International Proved Reserves

According to SPE criteria:

On December 31st, 2009 the Proved Reserves of oil, condensate and natural gas abroad amounted to 0.696 billion barrels of oil equivalent (boe), representing a decrease of 30% in relation to 2008.

Proved Reserves – SPE	Volume	%
Oil and Condensate (billion bbl)	0.493	71
Natural Gas (billion m3)	34.577	29
Oil Equivalent (billion boe)	0.696	100

This reduction is mainly a result of the produced volume in 2009 and of the fact that the Bolivian reserves was not considered as proved reserved anymore due to new Bolivian Constitution which prohibits accountancy and register of reserves of oil and natural gas by public companies. This reduction was partially offset by the incorporation of reserves from Nigeria and USA.

Proved Reserves Breakdown – SPE Criteria	Volume (billion boe)
A) Proved Reserves in December, 2008	0.992
B) 2009 Production	(0.087)
C) 2008 Bolivian Reserves + 2009 Bolivian Production	(0.279)
D) Incorporation of Proved Reserves in 2009	0.070
E) Variation (B + C + D)	(0.296)
F) Proved Reserves in December, 2009 (A + E)	0.696

According to the SPE criteria the Reserve Replacement Index – RRI in 2009 was of -240% and the international Petrobras’ Reserve/Production (R/P) ratio was 8 years.

SEC criteria:

On December 31st, 2009 the Proved Reserves of oil, condensate and natural gas in the international fields under concession to Petrobras amounted to 580 million barrels of oil equivalent (boe), representing a decrease of 37% in relation to 2008 (917 million boe).

Proved Reserves - SEC	Volume	%
Oil and Condensate (billion bbl)	0.383	48
Natural Gas (billion m3)	31.806	52
Oil Equivalent (billion boe)	0.580	100

This reduction is mainly a result of the produced volume in 2009 and of the fact that the Bolivian reserves was not considered as proved reserved anymore and was partially offset by the incorporation of reserves from Nigeria and USA.

Proved Reserves Breakdown – SEC Criteria	Volume (billion boe)
A) Proved Reserves in December, 2008	0.917
B) 2009 Production	(0.087)
C) 2008 Bolivian Reserves + 2009 Bolivian Production	(0.267)
D) Incorporation of Proved Reserves in 2009	0.017
E) Variation (B + C + D)	(0.337)
F) Proved Reserves in December, 2009 (A + E)	0.580

According to the SEC criteria the Reserve Replacement Index – RRI in 2009 was of -287% and the Reserve/Production (R/P) ratio was 7 years.

Petrobras clarifies that the hydrocarbon reserve properties belong to their respective National States.

Almir Guilherme Barbassa
CFO and Chief of Investor Relations
Petróleo Brasileiro S.A. – Petrobras

www.petrobras.com.br/ri For more information: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Relacionamento com Investidores I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 - 2202 - B - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947 I 0800-282-1540

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2010

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.